EXIBIT 99.1

Condensed Interim Consolidated Financial Statements

Six months ended June 30, 2013

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

GLOBAL GREEN MATRIX CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars - Unaudited)

		June 30,	December 31,
	Notes	2013	2012
ASSETS

Current assets
Cash		$62,839	$40,887
Trade and other receivables	5	262,320	250,229
Prepaids and deposits		367,043	169,620
Income taxes recoverable		-	1,292
Total current assets		692,202	462,028

Non-current assets
Loans receivable		133,962	95,963
Equipment	6	1,912,491	1,353,410
Goodwill	4	1,014,652	1,329,465
Total non-current assets		3,061,105	2,778,838
TOTAL ASSETS		$3,753,307	$3,240,866

LIABILITIES

Current liabilities
Trade and other payables	7	$370,661	$555,073
Loans and borrowings	8	1,268,160	807,006
Finance lease obligations	9	-	12,690
Deferred gain on sale leaseback	6	-	1,070
Total current liabilities		1,638,821	1,375,839

Non-current liabilities
Loans and borrowings	8	2,571	7,717
TOTAL LIABILIITES		1,641,392	1,383,556

EQUITY
Share capital	10	11,518,878	10,659,919
Contributed surplus	11	4,353,051	4,146,934
Subscription advances		-	10,000
Deficit		(13,813,209)	(13,012,738)
Accumulated other comprehensive income		53,195	53,195
TOTAL EQUITY		2,111,915	1,857,310
TOTAL LIABILITIES AND EQUITY		$3,753,307	$3,240,866

Nature and continuance of operations (Note 1)
Commitments (Note 16)
Subsequent events (Note 18)

On behalf of the Board:

“Randy Hayward”	“Greg Pendura”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

GLOBAL GREEN MATRIX CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian dollars - Unaudited)

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended	ytd
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012	March
Notes
REVENUE
Distribution fees	-	$-	-	$100,000	$-
Rental income	128,597	24,718	1,065,861	43,288	937,264
	128,597	24,718	1,065,861	143,288	937,264

EXPENSES
Accretion	1,477	0	1,574	0	97
Amortization	99,427	52,894	-	99,427	-
Consulting fees	135,970	41,424	249,049	91,317	113,079
Depreciation	98,521	45,813	180,129	54,539	81,608
Equipment rental	(28,943)		10,290	0	39,233
Management fees	77,000	30,000	107,000	60,000	30,000
Marketing and conferences	-	9,123		52,979
Occupancy costs	(69,285)	7,881	(46,658)	14,921	22,627
Office and sundry	41,544	17,708	101,522	51,600	59,978
Professional fees	33,698	32,896	48,257	74,029	14,559
Royalties	15,078		154,137		139,059
Salaries and wages	173,291	132,715	371,623	144,876	198,332
Non cash share based compensation expense	129,444		198,826		69,382
Transfer agent and filing fees	13,231	5,356	34,119	34,221	20,888
Transportation	79,654		275,360		195,706
Travel	98,223	28,097	158,613	67,023	60,390
	898,330	403,907	1,843,841	744,932	1,044,938

Loss before other items	(769,733)	(379,189)	(777,980)	-601,644	(107,674)

OTHER ITEMS
Interest income	225	282	450	507	225
Amortization of deferred gain on sale leaseback	-		1,070		1,070
Interest expense	(13,834)	(2,410)	(24,011)	-4,787	(10,177)
	(13,609)	(2,128)	(22,491)	-4,280	(8,882)

Total comprehensive loss for the period	(783,342)	$(381,317)	(800,471)	$(605,924)	(116,556)

Basic and diluted loss per common share	(0.01)	$(0.01)	(0.01)	$(0.01)

Weighted average number of commo shares outstanding	86,189,173	70,526,462	84,418,764	62,428,931

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

GLOBAL GREEN MATRIX CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUIITY
(Expressed in Canadian dollars - Unaudited)

						Accumulated
	Share Capital					other
	Number of		Contributed	Subscription		comprehensive
	shares	Amount	surplus	advances	Deficit	income	Total
Balance at December 31, 2011	45,382,697	$7,501,691	$4,075,087	$486,600	$(11,284,697)	$53,195	$831,876

Private placements	13,143,765	1,182,939	-	(486,600)	-	-	696,339
Share issue costs	-	(114,848)	51,257	-	-	-	(63,591)
Issuance for Intercept Rentals (note 4)	12,000,000	1,620,000	-	-	-	-	1,620,000
Subscription advances				24,000			24,000
Loss for the period	-	-	-	-	(605,924)	-	(605,924)
Balance at June 30, 2012	70,526,462	10,189,782	4,126,344	24,000	(11,890,621)	53,195	2,502,700

Private placements	10,440,000	522,000	-	-	-	-	522,000
Share issue costs	-	(51,863)	16,864	-	-	-	(34,999)
Share-based payments	-	-	3,726	-	-	-	3,726
Subscription advances	-	-	-	(14,000)	-	-	(14,000)
Loss for the period	-	-	-	-	(1,122,117)	-	(1,122,117)
Balance at December 31, 2012	80,966,462	10,659,919	4,146,934	10,000	(13,012,738)	53,195	1,857,310

Private placements	13,766,666	947,500	-	(10,000)	-	-	937,500
Share issue costs	-	(88,541)	7,291	-	-	-	(81,250)
Share-based payments	-	-	198,826	-	-	-	198,826
Loss for the period	-	-	-	-	(800,471)	-	(800,471)
Balance at June 30, 2013	94,733,128	11,518,878	4,353,051	-	(13,813,209)	53,195	2,111,915

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

GLOBAL GREEN MATRIX CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars - Unaudited)

	Six Months Ended	Six Months Ended
	30-Jun-13	30-Jun-12

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(800,471)	(605,924)
Items not affecting cash:
Amortization of deferred gain on sale leaseback	(1,070)	99,427
Accretion	1,574
Depreciation	180,129	54,539
Interest expense	(450)	4,250
Interest income	24,011	(450)
Non cash share based compensation expense	198,826

Changes in non-cash working capital items:
Trade and other receivables	13,712	(100,232)
Prepaids and deposits	(197,423)	192,147
Income taxes recoverable	1,292
Trade and other payables	(184,411)	(95,565)
	(764,282)	(451,808)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash received on acquisition of Intercept Rentals	-	21,946
Loans receivable	(37,999)	-
Acquisition of licenses	-	(152,670)
Acquisition of property, plant and equipment	(739,210)	(1,035,210)
	(777,209)	(1,165,934)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	937,500	720,339
Share issue costs	(81,250)	(63,591)
Loans and borrowings	719,883	291,074
Finance lease obligations	(12,690)
	1,563,443	947,822

Change in cash for the period	21,952	(669,920)

Cash, beginning of period	40,887	680,972

Cash, end of period	62,839	11,052

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

1.	Nature and continuance of operations

Global Green Matrix Corp. (“Global Green” or the “Company”) is an oilfield services firm primarily focused on servicing oil and gas companies and specializing in frac water heating, unconventional energy extraction and related services such as oil sands processing, oilfield equipment, and oilfield waste disposal and recovery of reusable products from waste in both Canada and USA.  The address of the Company’s registered office is 1720-1111 West Georgia Street Vancouver BC V6E 4M3.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and thus be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

The Company incurred a net loss for the Six months ended June 30, 2013 of $800,471 with a total accumulated deficit of $13,813,209.  There is doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern.

The condensed interim consolidated financial statements were authorized for issue on August 26, 2013 by the Board of Directors of the Company.

2.	Significant accounting policies and basis of preparation

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Financial Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.

Basis of presentation

The  financial  statements have been  prepared  using  the  same  accounting  policies and methods  as  those  used  in  the  audited financial statements for the year ended December 31, 2012, except for the impact of the adoption of the accounting standard described below.  These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified at fair value through profit and loss, which are stated at their fair value and are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.  In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2012.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

2.	Significant accounting policies and basis of preparation (cont’d)

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and all of its subsidiaries.  Subsidiaries are all entities controlled by the Company.  Control exists when the Company has the power to, directly or indirectly govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account in the assessment of whether control exists.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date on which control ceases.

The condensed interim consolidated financial statements at June 30, 2013 include, on a consolidated basis, the assets, liabilities, revenues and expenses of the Company, and its wholly-owned subsidiary, 1503826 Alberta Ltd., described in note 4.

All inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and share-based payments and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, and the recoverability and measurement of deferred tax assets and liabilities.  Actual results may differ from those estimates and judgments.

Foreign currency translation

The Company’s reporting currency and the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in foreign currencies are translated at the exchange rate in effect at the date of the transaction. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates prevailing at the financial position reporting date. Exchange gains or losses arising on foreign currency translation are reflected in loss for the period.

Intangible assets

Intangible assets are recorded at cost.  Intangible assets assessed by the Company with finite useful lives are amortized on a systematic basis over their useful lives.  The amortization period and amortization method for an intangible asset with a finite useful life reflects the pattern in which the assets’ future economic benefits are expected to be consumed.  Where the pattern cannot be reliably determined, the straight-line method is used.  The amortization period and method is reviewed at least at each financial year end.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

2.	Significant accounting policies and basis of preparation (cont’d)

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to write off the cost of equipment, less the estimated residual value over the useful life, using the declining balance method at various rates ranging from 20% - 30% per annum.

An item is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the condensed interim consolidated statements of comprehensive loss.

Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.  Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Impairment of assets

At the end of each reporting year the carrying amounts of the Company’ assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the year.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate and its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. Provisions for environmental restoration, legal claims, onerous leases and other onerous commitments are recognized at the best estimate of the expenditure required to settle the Company's liability.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. An amount equivalent to the discounted provision is capitalized within tangible fixed assets and is depreciated over the useful lives of the related assets. The increase in the provision due to passage of time is recognized as interest expense.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

2.	Significant accounting policies and basis of preparation (cont’d)

Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the cost of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree.  Goodwill is subsequently measured at cost less accumulated impairment losses.

Business combinations

Business combinations are accounted for by applying the acquisition method, whereby assets obtained, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquired business are measured at fair value at the date of acquisition. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the recognition under IFRS 3, Business Combinations are recognized at their fair values at the acquisition date, except for non-current assets which are classified as held-for-sale in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, and are recognized and measured at fair value, less costs to sell.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the difference is recognized in income immediately.

Acquisition costs associated with a business combination are expensed in the period incurred.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as finance leases.  Upon initial recognition, the leases asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Company will obtain ownership by the end of the lease terms.  All other leases are classified as operating leases and leasing costs are expensed in the period in which they are incurred.  Lease inducements received by the Company are deferred and depreciated on a straight-line basis over the term of the lease as a reduction in rental expense.

Share capital

The Company’s common shares and share warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are charged directly to share capital.

Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the options is reclassified from contributed surplus to share capital.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

2.      Significant accounting policies and basis of preparation (cont’d)

Share-based payments (cont’d)

The fair value is measured at grant date and each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in the statement of loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Financial instruments

a)      Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments, available-for-sale.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss. The Company’s cash and cash equivalents and restricted cash are classified as FVTPL.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.  The Company’s receivables are classified as loans and receivables.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost.  Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.  The Company has not classified any of its investments as held-to-maturity.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value.  These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.  The Company has classified investments and restricted investments as available-for-sale financial assets.

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

2.    Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

b)      Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities. At June 30, 2013, the Company has not classified any financial liabilities as FVTPL.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. The effective interest rate method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. The Company’s accounts payable and accrued liabilities, advances from related party, loans payable and secured loans payable are classified as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives are also classified as held for trading and recognized at fair value with changes in fair value recognized in earnings unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized in earnings.

Revenue recognition

Revenue from the rental or sale of products is recognized, net of discounts and customer rebates, at the time goods are shipped or services are performed and the transfer of significant risks and rewards of ownership has taken place, and collectability is reasonably assured.

Loss per share

The Company presents basic loss per share for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity which results from transactions and events from sources other than the Company’s shareholders. For the years presented, comprehensive loss was the same as net loss.

Income taxes

Current tax is the expected tax payable or receivable on the local taxable income or loss for the year, using local tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustments to tax payable or receivable in respect of previous years.

Deferred income taxes are recorded using the balance sheet liability method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

2.    Significant accounting policies and basis of preparation (cont’d)

Income taxes (cont’d)

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Comparative figures

Certain comparative figures have been reclassified to conform with presentation adopted for the current period.

3.	New standards, amendments and interpretations not yet effective

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after March 31, 2013. The Company does not expect the below standards to have a material impact on the financial statements, although additional disclosures may be required.

The following new Standards were issued by the IASB, and are effective for annual periods beginning on or after January 1, 2013, with the exception of IFRS 9 which is effective January 1, 2015. Early application is permitted if all five Standards are adopted at the same time.

i)	Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) will replace IAS 27 Consolidated and Separate Financial Statements, and SIC 12 Consolidation – Special Purpose Entities. The portion of IAS 27 that deals with separate financial statements will remain. IFRS 10 changes the definition of control, such that the same consolidation criteria will apply to all entities. The revised definition focuses on the need to have both “power” and “variable returns” for control to be present. Power is the current ability to direct the activities that significantly influence returns. Variable returns can be positive, negative or both. IFRS 10 requires continuous assessment of control of an investee based on changes in facts and circumstances.

ii)	Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”) will replace IAS 31 Interests in Joint Ventures, and SIC 13 Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 defines a joint arrangement as an arrangement where two or more parties contractually agree to share control. Joint control exists only when the decisions about activities that significantly affect the returns of an arrangement require the unanimous consent of the parties sharing control. The focus is not on the legal structure of joint arrangements, but rather on how the rights and obligations are shared by the parties to the joint arrangement. IFRS 11 eliminates the existing policy choice of proportionate consolidation for jointly controlled entities and now requires equity method accounting. In addition, the Standard categorizes joint arrangements as either joint operations or joint ventures.

iii)	Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) will replace the disclosure requirements currently found in IAS 28 Investment in Associates, and is the new Standard for disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities, including information about the significant judgments and assumptions that it has made in determining whether it has control, joint control or significant influence in another entity. IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

3.	New standards, amendments and interpretations not yet effective (cont’d)

i)	Separate Financial Statements

The new IAS 27 Separate Financial Statements (“IAS 27”) has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The new IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, which is within the scope of the current IAS 27 Consolidated and Separate Financial Statements, and is replaced by IFRS 10.

ii)	Investments in Associates and Joint Ventures

The new IAS 28 Investments in Associates and Joint Ventures (“IAS 28”) has been updated and it is to be applied by all entities that are investors with joint control of, or significant influence over, an investee. The scope of the current IAS 28 Investments in Associates does not include joint ventures.

iii)	IFRS 13 Fair Value Measurement (“IFRS 13”)

IFRS is issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price.

iv)	IFRS 9 Financial Instruments (“IFRS 9”)

In November 2009, the IASB published IFRS 9, which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entitles would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

4.	Acquisition of Intercept Rentals

On March 20, 2012, the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", from arm's length third parties pursuant to a share purchase agreement.    Intercept Rentals provides equipment to support the oil industry with products that focus on efficiency as well as safety for the workers and a healthier environment.

The purchase was satisfied by the issuance of 12 million common shares of the Company.  Under IAS, as the fair value of the shares was $0.135 (determined by level 1 input) the value of the purchase was recorded as $1,620,000. As required by the purchase agreement, the Company’s common shares were held in escrow pursuant to the terms of a voluntary share escrow agreement and were released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date. In addition, the Company granted to the former shareholders of Intercept Rentals, or its nominee, a 10 percent royalty on the gross revenues from the operation of the frac water heating technology for a period of 10 years, at which time it expires.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

4.      Acquisition of Intercept Rental (cont’d)

Identifiable assets acquired and liabilities assumed

Cash	$21,734
Trade and other receivables	87,909
Prepaids and deposits	145,908
Income taxes recoverable	1,291
Loans receivable	119,375
Equipment	521,841
Trade and other payables	(112,347)
Finance lease obligations	(173,942)
Deferred gain on sale leaseback	(6,422)
Total net identifiable assets	$605,347

The fair value of the assets acquired and liabilities assumed was determined by the Company’s management based on information furnished by the management of Intercept Rentals.

Goodwill

Goodwill was recognized as a result of the acquisition as follows:

Total consideration transferred	$1,620,000
Less: value of identifiable assets	(605,347)
Goodwill	$1,014,653

The goodwill is attributable mainly to the skills and technical talent of Intercept Rentals’ workforce, and the synergies expected to be achieved from integrating Intercept Rentals into the Company’s existing business.

5.	Trade and other receivables

	June 30, 2013	December 31, 2012
Trade receivables	$222,663	$215,244
Sales tax receivable	20,952	16,730
Loan receivable	18,705	18,255
Total	$262,320	$250,229

The Company has an unsecured loan receivable of $15,000 that bears interest of 6% annually.  The loan is repayable, principal and interest, in full, ten days after the Company provides the borrower with a written notice of demand.  No demand has been made.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

6.	Equipment

	Computer	Rental Equipment	Vehicles	Leasehold
				Improvements	Total
Cost
Balance, December 31, 2011	$-	$-	$-	$-	$-
On acquisition of Intercept Rentals	592	489,616	31,633	-	521,841
Additions	1,796	849,818	146,424	1,488	999,526
Balance, December 31, 2012	2,388	1,339,434	178,057	1,488	1,521,367
Additions	1,098	738,112	-	-	739,210
Balance June 30, 2013	$3,486	$2,077,546	$178,057	$1,488	$2,260,577

Depreciation
Balance, December 31, 2011	$-	$-	$-	$-	$-
Additions	349	142,816	24,560	232	167,957
Balance, December 31, 2012	$349	$142,816	$24,560	$232	$167,957
Additions	388	156,567	23,025	149	180,129
Balance, June 30, 2013	$737	$299,383	$47,585	$381	$348,086

Carrying amounts
At December 31, 2012	$2,039	$1,196,618	$153,497	$1,256	$1,353,410
Balance, June 30, 2013	$2,749	$1,778,163	$130,472	$1,107	$1,912,491

In fiscal 2010, the Company entered into three sales leaseback arrangements.  The lease amounts exceeded the original cost of the items by $20,872.  This gain was deferred and is recognized into income over the terms of the related leases.  For the six months ended June 30, 2013, $1,070was recognized in income.

7.	Trade and other payables

	June 30, 2013	December 31, 2012
Trade payables	$149,287	$444,384
Accrued liabilities	10,000	66,529
Royalties payable	135,418	-
Other payables	31,828	43,116
Due to related party	44,128	1,044
Total	$370,661	$555,073

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

8.	Loans and borrowings

	June 30,	December 31,
	2013	2012
Automotive loan payable	$12,859	$18,003
Loans payable	315,905	754
Notes payable	368,920	642,966
Convertible debentures payable	572,950	153,000
	1,270,634	814,723
Less: current portion	(1,268,160)	(807,006)
	$2,474	$7,717

The automotive loan payable has a monthly instalments of $857, non-interest bearing, maturing September 10, 2014, secured by the related automotive equipment having a net book value of $24,223.

The loans payable are unsecured, non-interest bearing and have no fixed terms of repayment.

The notes payable bear interest at 12% per annum and repayable in 10 days with written notice of demand.

The convertible debentures bear interest at 10% per annum and were due on December 15, 2004.  The debentures are convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $2.25 to $3.00 per common share.

During the six months ended June 30, 2013, the Company completed first and second tranche of a private placement for the sale of convertible debentures for gross proceeds of $445,000. The debenture bears interest at a rate of 12.00% per annum, payable semi-annually from the closing date and also contains an override royalty of 2.00% per annum on the gross revenue earned by the new units, payable semi-annually from the closing date. The debentures are convertible into common shares of the Company at a price of $0.50 for the first twelve months; $1.00 for the second twelve months; and $1.50 after the first twenty-four months commencing on the closing dates of two separate closing dates being March 22, 2013 for $245,000 and April 15, 2013 for $200,000.

In June 2013 the Company obtained an equipment lease line of credit for up to $2.0 million from a major bank with an interest rate of approximately 5%. At June 30, 2013 no funds had been received on this line.

9.	Finance lease obligations

Finance lease obligations relate to rental equipment used in the Company’s rental operations.  Collateral consists of the related equipment and a general security agreement covering all present and after acquired equipment including intangibles, and the proceeds of sale on the secured equipment.

10.	Share capital

Authorized share capital

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

Issued share capital

At June 30, 2013, there were 92,366,462  (December 31, 2012 - 80,966,462) issued and fully paid common shares.

Please refer to the Condensed Interim Consolidated Statements of Changes in Equity for a summary of changes in share capital and contributed surplus for the six months ended June 30, 2013.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

10.	Share capital (cont’d)

Private placements and other share issuance

For the six months ended June 30, 2013

1)
On May 31, 2013 the Company completed the first tranche of a non-brokered private placement for shares offered at a price of $0.075 per share. A total of 8,000,000 shares were issued representing gross proceeds of $600,000.

On June 28, 2013 the Company completed the second tranche of the non-brokered private placement for shares offered at a price of $0.075 per share. A total of 2,366,667 shares representing gross proceeds of $177,500. Gross proceeds for both tranches was $777,500.

The Company paid finder’s fees of $77,750 cash in relation to the $777,500 raised for the placement.

2)
On February 15, 2013, the Company completed a non-brokered private placement for a total of 3,400,000 units representing gross proceeds of $170,000. Each unit consists of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share until four months from the closing date. Each warrant entitled the holder to purchase one additional common share for a period of 2 years from the closing date at an exercise price of $0.15 per share.

The Company also paid a finder’s fee of $12,500 cash and 250,000 finder’s warrants. Each finder's warrant is exercisable at $0.15 into one common share of the Company for 2 years from the issuance date.

The fair value of the finders’ warrants, being $7,291 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 122%, average risk free interest rate of 1.14%, expected life of 2 years and a dividend rate of 0%.

For the year ended December 31, 2012

1)
On February 8, 2012, the Company completed private placement financing of 13,143,765 units for gross proceeds of $1,182,939. Each unit consists of one common share of the Company and one common share purchase warrant.  Each warrant entitled the holder to purchase one additional common share for a period of 18 months from the closing date at an exercise price of $0.18 per share.

The Company paid finder's fees and commissions totaling $63,590 cash and 706,564 finder's warrants. Each finder's warrant is exercisable at $0.18 into one common share of the Company for 18 months from the issuance date.

The fair value of the finders’ warrants, being $51,257 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 159%, average risk free interest rate of 1.09%, expected life of 1.5 years and a dividend rate of 0%.

2)
As described in Note 4, the Company acquired Intercept Rentals for a purchase price of $1,620,000, which was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.135 per share. As required by the purchase agreement, the Company’s common shares will be held in escrow pursuant to the terms of a voluntary share escrow agreement and released, as to 1/3 of such amount, on the 4, 8 and 12 month anniversaries of the closing date.

3)
On November 6, 2012, the Company completed a private placement financing of 5,440,000 units at a price of $0.05 per unit for gross proceeds of $272,000. Each unit consists of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share for a period of 2 years from the closing date at a price of $0.15.

The Company paid finder's fees and commissions totaling $12,500 cash and 250,000 finder's warrants. Each finder's warrant is exercisable at $0.15 into one common share of the Company for 2 years from the issuance date.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

10.	Share capital (cont’d)

The fair value of the finders’ warrants, being $8,219 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 145%, average risk free interest rate of 1.07%, expected life of 2 years and a dividend rate of 0%.

4)
On December 27, 2012, the Company completed a private placement financing of 5,000,000 units at a price of $0.05 per unit for gross proceeds of $250,000. Each unit consists of one share and one share purchase warrant, with each warrant exercisable to acquire an additional share for a period of 2 years from the closing date at a price of $0.15.

The Company paid finder's fees and commissions totaling $22,500 cash and 450,000 finder's warrants. Each finder's warrant is exercisable at $0.15 into one common share of the Company for 2 years from the issuance date.

The fair value of the finders’ warrants, being $8,645 was determined using the Black-Scholes option pricing model weighted average assumptions with a volatility of 120%, average risk free interest rate of 1.12%, expected life of 2 years and a dividend rate of 0%.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

10.	Share capital (cont’d)

Warrants

(c)	Warrants

As at June 30, 2013 and December 31, 2012, the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	June 30, 2013	December 31, 2012

July 13, 2015(1)	$ 0.20	15,398,333	15,398,333
July 24, 2014	$ 0.18	7,831,569	7,831,569
August 8, 2014	$ 0.18	6,018,761	6,018,761
September 20, 2014	$ 0.15	1,480,000	1,480,000
November 6, 2014	$ 0.15	4,210,000	4,210,000
December 14, 2014	$ 0.15	3,250,000	3,250,000
December 27, 2014	$ 0.15	2,200,000	2,200,000
January 25, 2015	$ 0.15	2,000,000	--
February 20, 2015	$ 0.15	1,650,000	--

		44,038,663	40,388,663

(1) During the year ended December 31, 2012, the Company announced that 15,398,333 common share purchase warrants, exercisable at $0.20 per share, and having an original expiry date of July 13, 2012, have been extended by one year and will now expire on July 13, 2015.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

11.	Share-based payments

Contributed surplus

Contributed surplus relate to stock options and compensatory warrants that have been issued by the Company.

Stock options

The Company follows the policies of the TSX Venture Exchange, under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  The exercise price of each option equals the market price of the Company’s common shares as calculated on the date of grant.  The options can be granted for a maximum term of 5 years.  The vesting period for all options is at the discretion of the board of directors.

Option transactions and the number of options outstanding are summarized as follows:

	Number of options	Weighted average exercise price
Balance outstanding, December 31, 2011	-	$-
Issued	500,000	0.15
Balance outstanding, December 31, 2012	500,000	$0.15
Issued	10,675,000	0.10
Balance outstanding, June 30, 2013	11,675,000	$0.11

Balance exercisable, June 30, 2013	7,300,002	$0.11

For the six months ended June 30, 2013

i)
On January 7, 2013, the Company granted 2,600,000 stock options at a price of $0.10 per common share to directors, officers and consultants of the Company. Each option grant will vest quarterly, exercisable until January 7, 2017.

ii)	On March 5, 2013, the Company granted 200,000 options at a price of 0.10 per share to a consultant of the Company. The option grant will vest quarterly, exercisable until March 5, 2017.

iii)
On May 1, 2013 the Company granted 4,400,000 options at a price of 0.10 per share to Directors, officers and consultants of the Company. The option grant will vest immediately on date of grant, exercisable until May 1, 2013.

iv)	On May 1, 2013, the Company granted 2,275,000 options at a price of 0.10 per share to a consultants of the Company. The option grant will vest quarterly over 12 months, exercisable until May 1, 2013.

v)	On May 1, 2013, the Company granted 1,200,000 options at a price of 0.10 per share to a consultant of the Company. The option grant will vest quarterly over 24 months, exercisable until May 1, 2013.

For the year ended December 31, 2012

On December 5, 2012, the Company granted 500,000 stock options at a price of $0.15 per common share to an employee of the Company, exercisable until December 5, 2017.

The total share-based payments recognized during the six months ended June 30, 2013, under the fair value method was $584,821 (2012 - $nil). The Company expense during the six months ended was $275,360 (2012 - $nil) leaving an unamortized balance of $385,995 (2012 - $nil).

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

11.	Share-based payments (cont’d)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the six months ended June 30, 2013 and 2012:

	2013	2012

Risk-free interest rate	1.44%	-
Expected life of options	5 years	-
Annualized volatility	213.04%	-
Dividend rate	0.00%	-

12.	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six months ended June 30, 2013 was based on the loss attributable to common shareholders of $800,471 (2012 - $224,607) and the weighted average number of common shares outstanding of 92,366,462 (2012 - 49,857,049).

Diluted loss per share did not include the effect of 44,038,663 share purchase warrants and 3,300,000 stock options.

13.	Related party transactions

Key management personnel compensation

	Six months ended
	June 30, 2013	June 30, 2012
Short-term employee benefits - management	$107,000	$60,000
Short-term employee benefits - consulting	67,669	-
Office rent	3,300	3,000
Share-based payments	70,661	-
	$248,630	$63,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.

Related party balances

The following amounts due to related party are included in trade and other payables:

	June 30, 2013	December 31, 2012
Due to an officer of the Company	$1,593	$1,044
Due to a director of the Company	34,260	-
	$35,853	$1,044

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

14.	Management of capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to pursue new environmentally sound methods and technologies in recycling. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new environmentally sound methods and technologies in recycling and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or adjust the amount of cash.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2013.  The Company is not subject to externally imposed capital requirements.

15.	Financial risk management

International Financial Reporting Standards 7, Financial Instruments: Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1    -   quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2    -   inputs other than quoted prices included in Level 1 that are observable for the asset or liability, eitherdirectly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3    -   inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Cash is classified as Level 1.

As at March 31, 2013, the carrying values of cash, trade and other receivables, trade and other payables, and loans and borrowings approximate their fair values due to their short terms to maturity.

Financial risks

The Company has exposure to the following risks from its use of financial instruments:
•	Credit risk
•	Liquidity risk
•	Market risk

Credit risk

The Company's credit risk is primarily attributable to cash and trade and other receivables. The Company has no significant concentration of credit risk arising from operations. Cash consists of chequing account at reputable financial institution, from which management believes the risk of loss to be remote. Federal deposit insurance covers balances up to $100,000 in Canada. Financial instruments included in trade and other receivables mainly consist of trade receivables, and amounts due from government agencies. The Company limits its exposure to credit loss for cash by placing its cash with high quality financial institution and for trade and other receivables by standard credit checks.  At March 31, 2013, the Company’s exposure to credit risk is minimal

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

14.	Management of capital (cont’d)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

As at June 30, 2013, the Company had a cash balance of $62,839 (December 31, 2012 - $40,887) to settle current liabilities of $1,628,821 (December 31, 2012 - $1,375,83*9).

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements and loans from related and other parties. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

a)	Interest risk

The Company has cash balances and interest-bearing loans payable.  The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions.  The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  As of June 30, 2013, the Company did not have any investments in investment-grade short-term deposit certificates. The Company’s loans payable bear interest at fixed interest rates, and as such, the Company is not exposed to interest rate risk on its loans payable.

b)	Foreign currency risk

The Company does not have any balances denominated in a foreign currency and believes it has no significant foreign currency risk.

c)	Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

16.	Commitments

The Company has entered into operating lease commitment for premises as follows:

2013                   $   59,592
2014                        79,456
2015                        79,456
2016                        79,456
2017                        72,835
Total                   $370,795

GLOBAL GREEN MATRIX CORP.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars - Unaudited)
June 30, 2013

17.	Supplemental disclosure with respect to cash flows

Six months ended
	June 30, 2013	June 30, 2012
Cash paid for income taxes	$-	$-
Cash paid for interest	-	-
	$-	$-

There were no significant non-cash financing and investing transactions during the six months ended June 30, 2013.

Significant non-cash financing and investing transactions during the six months ended June 30, 2012 were as follows:

i)
the Company acquired all of the issued and outstanding shares of 1503826 Alberta Ltd., carrying on business as "Intercept Rentals", for a purchase price of $1,620,000, which was satisfied by the issuance of 12 million common shares of the Company with a fair value of $0.135 per share (note 4).